金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

02028891

GOLD PEAK

May 2, 2002

Securities & Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room ~~3045, STOP 3-4,~~ 3011 3-2
Judiciary Plaza,
450 Fifth Street, N.W.,
Washington, D.C. 20549,
U.S.A.

EXEMPTION # 82-3604

SUPPL

Dear Sirs,

Gold Peak Industries (Holdings) Limited

On behalf of Gold Peak Industries (Holdings) Limited (the "Company"), a company incorporated in Hong Kong, I am furnishing herewith the below listed documents pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act").

Name of Report	Date Announced/Filed
Announcement of Partial Disposal of Investment in Marketable Securities by GP Industries Limited	April 10, 2002

Thank you for your attention.

Yours faithfully,
GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED

Wong Man Kit
Deputy General Manager

Encl.

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

香港新界葵涌葵榮路30號金山工業中心8樓
電話: (852) 2427 1133 傳真: (852) 2489 1879 網頁: http://www.goldpeak.com
Gold Peak Building, 8/F, 30 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong
Tel: (852) 2427 1133 Fax: (852) 2489 1879 Website: http://www.goldpeak.com
D:\MKLTR\SEC\020502.doc

金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

(incorporated in Hong Kong under the Companies Ordinance)

GOLD PEAK

Partial Disposal of Investment in Marketable Securities by GP Industries Limited

GP Industries Limited announced a partial disposal of investment in marketable securities. The content of the announcement released by GP Industries Limited is reproduced below for information purposes.

An announcement is released today in Singapore by GP Industries Limited, a 86.5% owned subsidiary of the Company. The content of the announcement is reproduced below for the information of the shareholders of Gold Peak Industries (Holdings) Limited (the "Company"):

Reference to the Group mentioned below means the group companies of GP Industries Limited.

"The Board of Directors of GP Industries Limited ("GP Industries") wishes to announce that the Group has recently disposed part of its investment in marketable securities, which are quoted on an overseas stock exchange, and to advise the following pursuant to the requirements of Clause 904(2):

1. The total book value of the marketable securities as at 31 March 2001 before the disposal was approximately S$109.8 million. The total book value of the marketable securities as at 31 March 2001 after the disposal was approximately S$86.3 million. Such book values are respectively equivalent to approximately 38.4% and 30.2% of the Group's audited net tangible assets as at 31 March 2001.
2. The total market value of the marketable securities as at 31 March 2001 before the disposal was approximately S$81.3 million. The current market value of the marketable securities after the disposal is approximately S$72.3 million.
3. There was no provision for diminution in value of the marketable securities as at 31 March 2001.

The above-mentioned disposal will result in a loss of approximately S$3.3 million and has the effect of reducing the net tangible assets and earnings per share of the Group by approximately 0.86 Singapore cents for the financial year ended and as at 31 March 2001. Proceeds from the disposal has been used to repay the Group's borrowing.

None of the Directors or substantial shareholder of GP Industries has any interest in relation to the above-mentioned transaction."

In pursuance of its general disclosure obligations under paragraph 2 of the Listing Agreement, the Company wishes to provide the following additional information on the partial disposal to its shareholders:

1. the total number of shares comprised in the partial disposal (the "Sale Shares") was 4,806,000 and the aggregate consideration received by GP Industries under the partial disposal amounted to approximately HK$93.3 million;
2. the aggregate book value of the Sale Shares as at 31 March 2001 represented approximately 11.5% of the audited consolidated net tangible assets of the Company as at 31 March 2001;
3. the partial disposal would result in a loss (subject to audit) to the Company of approximately HK$14.1 million; and
4. the Sale Shares were disposed on the overseas stock exchange to persons who were independent of and not connected with the directors, the chief executive or substantial shareholders of the Company and its subsidiaries or any of their respective associates (as defined in the Listing Rules).

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, 9 April 2002